UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Sabra Health Care REIT, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

78573L106
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒                      Rule 13d-1(b)

☐                      Rule 13d-1(c)

☐                      Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78573L106

1		NAME OF REPORTING PERSONS Keeley Asset Management Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,130,873
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,265,003
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,265,003 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0% (1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1)	The percent ownership calculated is based upon an aggregate of 37,881,943 shares outstanding as of October 31, 2013.

CUSIP No. 78573L106

1		NAME OF REPORTING PERSONS John L. Keeley, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,620 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.007% (1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	The percent ownership calculated is based upon an aggregate of 37,881,943 shares outstanding as of October 31, 2013.

CUSIP No. 78573L106

Item 1(a).	Name of Issuer:

Sabra Health Care REIT, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

18500 Von Karman Avenue, Suite 550, Irvine, CA 92612

Item 2(a).	Name of Person Filing:

The persons filing this Schedule 13G are:

(i)	Keeley Asset Management Corp.

(ii)	John L. Keeley, Jr.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

(i)-(ii)	111 West Jackson, Suite 810, Chicago, Illinois 60604

Item 2(c).	Citizenship:

(i)	Keeley Asset Management Corp. is an Illinois corporation.

(ii)	John L. Keeley, Jr. is a citizen of the United States.

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

78573L106

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

☒	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

CUSIP No. 78573L106

Item 4.	Ownership:

Keeley Asset Management Corp.

(a)	Amount Beneficially Owned: 2,265,003

(b)	Percent of Class: 6.0%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 2,130,873

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 2,265,003

(iv)	shared power to dispose or to direct the disposition of: 0

John L. Keeley, Jr.

(a)	Amount Beneficially Owned: 2,620

(b)	Percent of Class: 0.007%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class:

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

N/A

CUSIP No. 78573L106

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

N/A

Item 8.	Identification and Classification of Members of the Group:

N/A

Item 9.	Notice of Dissolution of Group:

N/A

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits.

1.	Agreement to file Schedule 13G jointly (previously filed as Exhibit 1 to the reporting parties’ Schedule 13G filed February 7, 2013).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 7, 2014
KEELEY ASSET MANAGEMENT CORP.

By:         /s/ John L. Keeley, Jr.
John L. Keeley, Jr., President

/s/ John L. Keeley, Jr.
John L. Keeley, Jr.